DC Brau Brewing Company, LLC

Profit and Loss
January - December 2019

	TOTAL
Income	
Beer Transfer/Buybacks	-789,057.72
CC Tip Income	9,146.23
Misc Income	4,087.20
PayPal Sales	61.72
Rental Income	16,785.50
Sales	11,918.84
Keg Sales	1,602,208.95
Keg Sales (WS)	0.00
Package Sales (WS)	0.00
Packaged Sales	3,082,546.95
Retail - Event Income	39,815.16
Retail Sales - Beer	200,771.38
Retail Sales - Merchandise	25,544.79
Square Sales	87,503.79
Total Sales	**5,050,309.86**
Sales and Use Tax	0.00
Shipping Income	811.26
Uncategorized Income	0.00
Total Income	**$4,292,144.05**
Cost of Goods Sold	
Cost of Goods Sold	1,105,755.31
Cost of Goods Miscellaneous	1,399.48
Excise Tax	59,345.61
Freight Costs	10,117.29
Hops	45,105.59
Inventory Adjustment	1,158.79
Merchandise COGS	19,877.35
Packaging	3,077.12
Shipping	1,401.76
Taproom Transfer	40,342.16
WIP Loss	41,906.95
Yeast	34,336.49
Total Cost of Goods Sold	**1,363,823.90**
Total Cost of Goods Sold	**$1,363,823.90**
GROSS PROFIT	**$2,928,320.15**
Expenses	
Accounting fees	42,457.64
Advertising and Promotion	47,748.41
Auto and Truck Expenses	836.73
Bank Service Charges	5,115.60

DC Brau Brewing Company, LLC

Profit and Loss
January - December 2019

	TOTAL
Brewery Expense	56,018.16
Brewery Supplies	126,378.49
Business Licenses and Permits	15,393.09
Cash Over/Under	-1,572.74
Computer Expense	27,647.44
Credit Card Processing Fees	9,431.13
Square Fees	2,911.24
Total Credit Card Processing Fees	**12,342.37**
Donation	21,069.10
Dues and Memberships	16,143.85
Education Expense	4,725.24
Equipment Rental	92,144.54
Event Expense	10,656.55
Gas	36,538.80
Insurance Expense	1,935.46
General Liability Insurance	14,016.00
Health Insurance	65,588.39
Insurance - Commercial	2,004.00
Insurance - Key Man	10,705.08
Total Insurance Expense	**94,248.93**
Legal Fees	10,988.03
Licenses	513.30
Meals	37,384.86
Account Interest	152.20
Account Support	2,385.61
Total Meals	**39,922.67**
Office Cleaning	16,863.95
Office Expenses	24,345.79
Office Rent	425,435.64
PayPal Fees	79.90
Payroll Expenses	-132.11
Accounts Mgmt & Events Wages	168,769.70
Administrative Wages Expense	164,937.11
Commissions	21,308.02
DC Paid Family Leave Tax	5,541.41
Federal Unemployement	1,504.64
Owner Wages	249,999.88
Payroll Processing Fees	9,746.07
Payroll Tax (SS/MCare) ER	86,382.97
Payroll Taxes - W/C	9,296.64
Production Wages	402,890.23
Retail & Sales Wages	94,142.07

DC Brau Brewing Company, LLC

Profit and Loss
January - December 2019

	TOTAL
SIMPLE IRA Expenses	25,288.42
SUTA Tax	4,936.25
Total Payroll Expenses	**1,244,611.30**
Pest Control	3,177.93
Postage and Delivery	4,120.70
Power	79,932.11
Professional Fees	7,900.00
Repairs and Maintenance	35,396.46
Security	6,644.53
Square Fees	48.97
Taproom Expense	5,720.20
Taxes - Other	39,120.46
Telephone Expense	11,997.56
Trash Removal	12,900.45
Travel Expense	16,615.64
Gas/Parking	828.08
Total Travel Expense	**17,443.72**
Water	45,397.23
Water - 2017 Underbilled	7,229.55
Total Water	**52,626.78**
Total Expenses	**$2,647,682.65**
NET OPERATING INCOME	**$280,637.50**
Other Income	
Income(Expense) in IBA Investment	94.00
Total Other Income	**$94.00**
Other Expenses	
Amortization Expense	5,877.62
Ask My Accountant	0.00
Depreciation Expense	488,954.93
Interest Expense	182,311.62
Total Other Expenses	**$677,144.17**
NET OTHER INCOME	**$ -677,050.17**
NET INCOME	**$ -396,412.67**